EXHIBIT 14: CODE OF ETHICS FOR SENIOR OFFICERS

WOODHEAD INDUSTRIES, INC.

CODE OF ETHICS

FOR SENIOR OFFICERS

Woodhead Industries, Inc. (the “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics applies to the Company’s Chief Executive Officer, Chief Financial Officer and Controller or principal accounting officer (or persons performing similar functions), and all other corporate officers (together, “Senior Officers”), and sets forth specific policies to guide them in the performance of their duties.

Senior Officers must not only comply with applicable law. They also must engage in and promote honest and ethical conduct and abide by the Company’s Business Practices Manual and other Company policies and procedures that govern the conduct of business. Their leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

Senior Officers are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance With Code Of Ethics.”

Conflicts Of Interest

Senior Officers are obligated to conduct the Company’s business in an honest and ethical manner including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior written approval of the Audit Committee of the Board of Directors, which shall report such disclosure to the Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Senior Officers are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

If a Senior Officer knows of or suspects a violation of applicable laws, rules or regulations or this Code of Ethics, he must immediately report that information to the General Counsel and any member of the Audit Committee of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation. Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code and shall report such appropriate action to the Board of Directors.

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Waivers Of Code Of Ethics

If a Senior Officer would like to seek a waiver of the Code of Ethics he must make full disclosure of his particular circumstances to the Audit Committee of the Board of Directors, and the Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer/client, supplier, competitor, shareholder or any other person or entity.

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